Company – Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

RECEIVED MAR 30 2004 181 SEC MAIL PROCESSING SECTION WASH, D.C.

SUPPL

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
*Tower Building*
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

24 March 2004

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

04024065

Attention: Filing Clerk

Dear Sir

**Re: Company: Lend Lease Corporation Limited**
**File No: 82 - 3498**

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

| Date | Documents |
|---|---|
| 11 March 2004 | Announcement to Australian Stock Exchange<br>Appendix 3E - Daily Share Buyback Notice |
| 12 March 2004 | Announcement to Australian Stock Exchange<br>Appendix 3E - Daily Share Buyback Notice |
| 15 March 2004 | Announcement to Australian Stock Exchange<br>Change in Substantial Shareholder under subsection 671B |
| 15 March 2004 | Announcement to Australian Stock Exchange<br>Initial Substantial Holder Notice |
| 16 March 2004 | Announcement to Australian Stock Exchange<br>Appendix 3E - Daily Share Buyback Notice |
| 17 March 2004 | Announcement to Australian Stock Exchange<br>Appendix 3E - Daily Share Buyback Notice |
| 18 March 2004 | Announcement to Australian Stock Exchange<br>Appendix 3E - Daily Share Buyback Notice |
| 19 March 2004 | Announcement to Australian Stock Exchange<br>2004 Interim Dividend |
| 22 March 2004 | Announcement to Australian Stock Exchange<br>Appendix 3E - Daily Share Buyback Notice |

PROCESSED
APR 06 2004
THOMSON FINANCIAL

**Company: Lend Lease Corporation Limited**
**File No: 82 - 3498**

| | |
|---|---|
| 23 March 2004 | Announcement to Australian Stock Exchange<br>Appendix 3E - Daily Share Buyback Notice |
| 24 March 2004 | Announcement to Australian Stock Exchange<br>Appendix 3E - Daily Share Buyback Notice |
| 24 March 2004 | Announcement to Australian Stock Exchange<br>Sale of Value Enhancement Fund Management Platform Completed |

Yours faithfully

**A HO**
Assistant Company Secretary

Lend Lease
CORPORATION

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

11 March 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

**Re: Stock Exchange Announcement**
**Appendix 3E - Daily Share Buyback Notice**

Attached is an Appendix 3E in relation to shares bought back on Wednesday 10 March 2004.

Yours faithfully

S. Sharpe

**S J SHARPE**
Company Secretary

*Rule 3.8A*

# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| LEND LEASE CORPORATION LIMITED | 32 000 226 228 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 29 May 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 35,212,342 | 438,087 |
| 4 | Total consideration paid or payable for the shares | $343,558,068 | $4,523,467 |

+ See chapter 19 for defined terms.

| | Before previous day | Previous day |
|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: $11.53<br>date: 4-Nov-03<br><br>lowest price paid: $8.20<br>date: 4-Jul-03 | highest price paid: $10.33<br><br>lowest price paid: $10.30<br><br>highest price allowed under rule 7.33: $10.7394 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 7,802,391 |

## Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe (signature) Date: 11/3/04
(~~Director~~/Company secretary)

Print name: S J Sharpe

+ See chapter 19 for defined terms.

Lend Lease
CORPORATION



Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

12 March 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

**Re: Stock Exchange Announcement**
**Appendix 3E - Daily Share Buyback Notice**

Attached is an Appendix 3E in relation to shares bought back on Thursday 11 March 2004.

Yours faithfully

S. Sharpe

**S J SHARPE**
Company Secretary

*Rule 3.8A*

# Appendix 3E

## Daily share buy-back notice
## (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| LEND LEASE CORPORATION LIMITED | 32 000 226 228 |

We (the entity) give ASX the following information.

### Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 29 May 2003 |

### Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 35,650,429 | 73,208 |
| 4 | Total consideration paid or payable for the shares | $348,081,536 | $756,363 |

+ See chapter 19 for defined terms.

Appendix 3E
Daily share buy-back notice

| | Before previous day | Previous day |
|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: $11.53<br>date: 4-Nov-03<br><br>lowest price paid: $8.20<br>date: 4-Jul-03 | highest price paid: $10.36<br><br>lowest price paid: $10.32<br><br>highest price allowed under rule 7.33: $10.7961 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 7,729,183 |

## Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .................................... Date: 12/3/04
(~~Director~~/Company secretary)

Print name: S J Sharpe

**Lend Lease**
CORPORATION

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

15 March 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange

By email: announce@nzx.com

Pages: Thirteen (13) pages

Dear Sir

**Re: Stock Exchange Announcement – Change in Substantial Holder Notice under subsection 671B**

We enclose under subsection 671B Notice of Change in Substantial Holder in Macquarie DDR Trust.

This notice is given by Lend Lease Corporation Limited and each of its subsidiaries named in Annexure 1 to this notice.

Yours faithfully
LEND LEASE CORPORATION LIMITED

pp **S J Sharpe**
Company Secretary

Attach

# Form 604

Corporations Act 2001
Section 671B

Company - Lend Lease Corporation Limited
File No 82-3498

## Notice of change of interests of substantial holder

To Company name/Scheme: Macquarie DDR Trust
ACN/ARSN: 106 570 352

**1. Details of substantial holder (1)**

Name: Lend Lease Corporation Limited
ACN/ARSN (if applicable): 000 226 228

There was a change in the interests of the substantial holder on: 04/03/04
The previous notice was given to the company on: 02/02/04
The previous notice was dated: 02/02/04

**2. Previous and present voting power**

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

| Class of securities (4) | Previous notice | | Present notice | |
|---|---|---|---|---|
| | Person's votes | Voting power (5) | Person's votes | Voting power (5) |
| Units | 22,194,190 | 5.03% | 29,680,685 | 6.72% |
| | | | | |

**3. Changes in relevant interests**

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

| Date of change | Person whose relevant interest changed | Nature of change (6) | Consideration given in relation to change (7) | Class and number of securities affected | Person's votes affected |
|---|---|---|---|---|---|
| Refer | Refer | Refer | Refer | Refer | Refer |
| Annexure 2 | Annexure 2 | Annexure 2 | Annexure 2 | Annexure 2 | Annexure 2 |

**4. Present relevant interests**

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

| Holder of relevant interest | Registered holder of securities | Persons entitled to be registered as holder (8) | Nature of relevant interest (6) | Class and number of securities | Person's votes |
|---|---|---|---|---|---|
| Refer | Refer | Refer | Refer | Refer | Refer |
| Annexure 2 | Annexure 2 | Annexure 2 | Annexure 2 | Annexure 2 | Annexure 2 |

**5. Changes in association**

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

| Name and ACN/ARSN (if applicable) | Nature of association |
|---|---|
| N/A | N/A |
| | |

**6. Addresses**

The addresses of persons named in this form are as follows:

| Name | Address |
|---|---|
| Lend Lease Corporation Limited and | Level 46, Tower Building, Australia Square |
| its subsidiaries named in Annexure 1 | Sydney NSW 2000 |

## Signature

print name pp S J Sharpe capacity Company Secretary

sign here date 15/03/04

ANNEXURE 1

This is page 1 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 15/03/04.

pp ....................................
S J Sharpe
Company Secretary

## ENTITY NAME

**Project and Construction Management - Australia**

Bovis Lend Lease Pty Limited
Bovis McLachlan Pty Limited
Bovis TPC Pty Limited
Lend Lease (Taiwan) Pty Limited

**Project and Construction Management - International**

Bovis McLachlan Ltd
Bovis Lend Lease SA
Bovis Lend Lease Inc
BCM Gerenciamento, Engenharia e Construcao Ltds
Crystal Engineering Ltd Co of Shanghai
Bovis Lend Lease Project Consulting (Shanghai) Co Limited
Bovis Lend Lease SA (Chile)
Bovis Lend Lease (Costa Rica) SA
Bovis Lend Lease – Puerto Rico, S.E.
Bovis Lend Lease a.s.
Bovis Egypt SAE
Bovis Lend Lease SA
Bovis Lend Lease SA
Lehrer McGovern Bovis SARL
Bovis Lend Lease Holdings Gmbh
Bovis Lend Lease I'RW AG
Haremead GmbH
Bovis Lend Lease Microelectronics GmbH
Bovis Lend Lease Bau Gmbh
Bovis Lend Lease General Construction Limited Liability Co
Bovis Lend Lease Limited
Bovis Lend Lease China (HK) Limited
Lend Lease Real Estate Investments (HK) Pte Ltd.
(formerly Normanno Limited)
Bovis Lend Lease Menoki Tanacsado KFT
Bovis Lend Lease PVT Limited
PT Lend Lease Graha Indonesia
FEBC Pvt Limited
Bovis Lend Lease SRL
Bovis Lend Lease Japan, Inc
Bovis Lend Lease Telecom, Inc
I'RW AG Beratende Ingenieure Italien GmbH
Bovis Lend Lease Sdn Bhd (formerly Lend Lease Project Management Sdn Bhd)
Bovis Malaysia Sdn Bhd
Lehrer McGovern Malaysia Sdn Bhd
WTW Bovis Sdn Bhd
Impro Intelligent Building Services Sdn Bhd
Bovis Lend Lease SA de CV
Bovis Lend Lease Services SA de CV
Bovis Lend Lease Microelectronics Group BV
Crystal Consulting Engineers BV

## ANNEXURE 1

This is page 2 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 15/03/04.

pp S J Sharpe
Company Secretary

**ENTITY NAME**

Bovis Lend Lease Overseas Holding BV
Bovis Lend Lease BV
Bovis Lend Lease Microelectronic Holdings BV
Bovis Lend Lease SP Zoo
Bovis Lend Lease Portugal Gestao De Projectos E Obras Limita
Bovis Lend Lease (Pty) Limited
Bovis Construction Management (Pty) Limited
Bovis Lend Lease sro
WTW Consultant Pte Limited
Bovis Lend Lease Pte Limited
Bovis Lend Lease Projects Pte Limited
Bovis Lend Lease AG
Crystal Engineering Asia Limited
Bovis Development Consultants
Bovis (Thailand) Limited
Bovis Development Corporation Limited
Lend Lease Project Management (Thailand) Limited
Lend Lease (Thailand) Limited
Bovis Lend Lease Insaat Ve Proje Yonetimi Limited Sirketi (formerly Bovis Insaat Tiscaret Limited)
Bovis Lend Lease Pharmaceutical Limited
Bovis Lend Lease (Scotland) Limited (formerly Bovis Construction (Scotland) Limited)
Bovis Lend Lease Limited
Ashby & Horner London Limited
Bovis Construction Limited
Bovis Construction (North Western) Limited
Lend Lease FAB Technologies Limited
Lend Lease Cell FAB Limited
Bovis Lend Lease Microelectronics Limited
Ashby & Horner Joinery & Interiors Limited
Bovis Engineering Limited
Bovis Ireland Limited
Bovis Lend Lease Holdings Limited
Bovis Lend Lease International Limited
Bovis Lend Lease Overseas Services Limited
Bovis Urban Renewal Limited
Construction Engineering Management Limited
John Lelliott Construction Limited
John Lelliott Group plc
Vanguard Enterprises Limited
Yeomans & Partners Limited
Bovis Lend Lease Overseas Holdings Limited
Bovis Tanvec Group Limited
Elstead Properties Limited
Tanshire Limited
WT Integrated Systems Limited
Bovis Lend Lease Pharmaceutical Limited (formerly Bovis Tanvec Limited)
Pharmaceutical Engineering and Design Limited

## ANNEXURE 1

This is page 3 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 15/03/04.

S J Sharpe
Company Secretary

## ENTITY NAME

Haremead Limited
Tanvec Limited
Bovis Lend Lease Group Limited
Bovis Europe Limited
Bovis Lelliot Limited
Bovis UK Pension Trustee Limited
Crowngap Construction Limited
Lehrer McGovern Bovis International Limited
Lehrer McGovern International Limited
Wyseplant Limited
Lend Lease Projects, Inc
Catalyst Healthcare Management Ltd
Bovis Lend Lease Investment Ltd
Bovis Ireland Limited
W.R. Adams Inc
Bovis Lend Lease LP
Schal Bovis, Inc
Bovis International Inc – New York
Department of General Services (83rd St Precinct)
Parcel 10 West Contractors LLC
Crystal FAB Technology of America, Inc
Actus Lend Lease, LLC
Bovis Construction Colorado, Inc
Bovis International, Inc, Delaware
Bovis Lend Lease Holdings, Inc
Bovis Lend Lease, Inc
Bovis Lend Lease Interiors, Inc
Bovis Lend Lease LMB, Inc
M-L Bovis Holdings Limited
Bovis Venezuela SA
M&S Capital, Inc
Bovis Lend Lease Microelectronics (formerly Project Consultants, Inc),
Tennessee Stadium Group Partnership
Lend Lease Development Services
Bovis Lend Lease SA

**Integrated Development Businesses - Australia**

Lend Lease Development Pty Limited
Jacksons Landing Realty Pty Limited
Lend Lease Darling Park One Pty Limited
LLD Precinct 2 Pty Limited
LLD Sales (North Lakes) Pty Limited
LLD Marketing (North Lakes) Pty Limited
LLD Projects (North Lakes) Pty Limited
Lend Lease Moore Park Pty Limited
Lend Lease Moore Park Management Pty Limited
Playbill Venue Management Pty Limited
Lend Lease Residential Pty Limited

ANNEXURE 1

This is page 4 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 15/03/04.

S J Sharpe
Company Secretary

**ENTITY NAME**

Sherwood Hills Pty Limited
Lend Lease Estates Pty Limited
Lend Lease Shopping Centre Development Pty Limited
Swadlincote Pty Limited
Polenta Pty Limited
NS Management Services Pty Ltd
Delfin Lend Lease Limited
Delfin Berwick Pty Ltd
Delfin Caroline Springs Pty Ltd
Delfin Chase Pty Ltd
Delfin Constructions Pty Ltd
Delfin Craigieburn Pty
Delfin Forest Lake Pty Ltd
Delfin Forest Lake Village Pty Ltd
Delfin GC Pty Ltd
Delfin Greystanes Pty Ltd
Delfin Holroyd Pty Ltd
Delfin Management Services Pty Ltd
Delfin Mawson Lakes Pty Ltd
Delfin Pakenham Pty Ltd
Delfin Realty
Delfin Retirement Living Pty Ltd
Delfin Springfield Pty Ltd
Delfin Townsville Pty Ltd
Ivyville Pty Ltd
Forest Lake Management Services Pty Ltd
Delfin Realty (Qld) Pty Ltd
Limosa Pty Limited
Delfin Lend Lease Sunbury
Lend Lease (No 2) Limited

**Integrated Development Businesses - International**

Admiralty Industrial Park Pte Limited
Lend Lease Investments Pte Limited
PT Lend Lease Development Indonesia
Lend Lease Central Europe SP Zoo
Lend Lease Europe Holdings Limited
Lend Lease Europe Limited
Chapelfield GP Limited
Blueco Limited
Lend Lease Europe Finance plc
Fareham Retail Partnership (Market Quay) Limited
LL Bluewater Park Limited (formerly LL Dundee Investment Limited)
Lend Lease Global Investment Plc
Lend Lease Solihull Limited
LL Chelv UK Limited
Clacton Centre Limited
Lend Lease Fareham (Market Quay) Limited

ANNEXURE 1

This is page 5 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 15/03/04.

pp S J Sharpe
Company Secretary

## ENTITY NAME

Lend Lease (No. 2) Limited
Lend Lease Urban Regeneration Limited (formerly Overgate Feeder GP Ltd)
Civic Shopping Centres Limited
Lend Lease (UK) Management Services Limited
Lend Lease Norwich Limited
Lend Lease Real Estate Solutions (UK) Limited (formerly Lend Lease Projects Limited)
Lend Lease Central Europe SP Zoo
Lend Lease Espana S.A.
Lend Lease Belvedere Limited
Meridian Delta Limited
Lend Lease Development (US) Inc
San Francisco Cruise Terminal, LLC
Lend Lease Chapelfield Partnerhsip
Lend Lease China (HK) Limited
Peninsula LP Limited

**Real Estate Investments - Australia**

Lend Lease Management (NSW) Pty Limited
Lend Lease Real Estate Investment Limited
GPT Management Limited
Lend Lease Property Management (Australia) Limited
Lend Lease CBD Projects Pty Limited
Lend Lease Property Management Pty Limited
Lend Lease USOT Management Limited
Lend Lease Capital Services Limited
LLSP Pty Limited
Roma Street Operations Pty Limited
Growth Equities Mutual Property Management Pty Limited
Growth Equities Services Pty Limited
Growth Equities Services Trust
DPT Operator Pty Limited
DPPT Operator Pty Limited
Lend Lease Asia Investments Pty Limited
Lend Lease Securities and Investment Pty Ltd
Homemaker Property Management Pty Ltd
Homemaker Retail Management Limited
Lend Lease Asia Water Pty Limited

**Real Estate Investments - International**

REIS (NZ) Limited
REIS Holdings (NZ) Limited
Lend Lease Property Management (Singapore) Pte Limited
Lend Lease Real Estate Investment Services Asia Pte Limited
Lend Lease Asia Holdings Pte Limited
Vita Lend Lease Limited
Lend Lease US Investments Limited
Lend Lease Real Estate Investment Services Limited
Lend Lease Real Estate Investments Limited
Lend Lease Europe GP Limited

ANNEXURE 1

This is page 6 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 15/03/04.

..................................

pp S J Sharpe
Company Secretary

**ENTITY NAME**

Bluewater Lend Lease Limited
Lend Lease Houlihan Rovers SA
Lend Lease Latin American Realty Advisors Limited
Lend Lease Fareham Limited
LLHR UK Limited
Lend Lease Industrial Property Fund GmbH
Lend Lease IPF GmbH
Lend Lease Property Fund Bedburg Holding GmbH & Co KG
Lend Lease Property Fund Bedburg
Lend Lease Property Fund Bedburg
Lend Lease Property Fund Kamen Holding GmbH & Co KG
Lend Lease Property Fund Kamen PPL GmbH
Lend Lease Property Fund Troisdorf Holding GmbH & Co KG
Lend Lease Property Fund Troisdorf PPL GmbH
Lend Lease Property Fund Troisdorf GmbH
Lend Lease Property Fund Morfelden Holding GmbH & Co KG
Lend Lease Property Fund Morfelden PPL GmbH
Lend Lease Property Fund Morfelden GmbH
Lend Lease Real Estate Investments GmbH
Lend Lease Retail Investments Services Limited
Lend Lease Japan Pty Ltd
Lend Lease Retail Investments Espana SL
Lend Lease Shopping Centres SL
Lend Lease Global Real Estate Advisors
LL Espana 1 BV
LL Espana 3 BV
Larry Smith & Durco SA (Portugal)
European Retail Services Limited
Lend Lease Commercial Espana SL
Lend Lease Urban Regeneration Limited (formerly Overgate Feeder GP Limited)
Lend Lease European Retail Investments Limited
Lend Lease Continental Holdings Limited
Chapelfield LP Limited
Larry Smith & Durco S.A. (Spain)
Lend Lease (No 1) Limited
Lend Lease Luxembourg SARL
Lend Lease (No. 3) Limited
Lend Lease (No. 4) Limited
Meridian Delta Dome Limited
Yarmouth Lend Lease Acquisitions, Inc
Yarmouth Lend Lease King of Prussia, Inc
Lend Lease Hotel Holdings, Inc
Lend Lease (US) Holdings, Inc
Yarmouth Cheyenne Holdings, Inc
Lend Lease Investments Holdings, Inc
Lend Lease (US) Services, Inc
YCPGPII, Inc

## ANNEXURE 1

This is page 7 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 15/03/04.

.........................................

S J Sharpe
Company Secretary

**ENTITY NAME**

Buckhead Strategic Corp II
Buckhead III TMP Corp
Lend Lease Capital Markets, Inc
Lend Lease Portfolio Management, Inc
Lend Lease Agri Business, Inc
Lend Lease Mortgage Investments, Inc
Pearl Principal Managers Inc
CapMark Services LP
Holliday Fengolio Fowler, LP
HFF - GP Inc
Pearl Mortgage Inc
BFG - GP Inc
Lend Lease Clinton 54 LLC
Lend Lease Manhattan Housing Corp
Lend Lease Apartment Management, LLL stat
Cordia Senior Living, LLC
Lend Lease Glendale, LLC
Lend Lease BFRP, Inc
Lend Lease MSR Corp
Lend Lease/Rosen Real Estate Securities LLC
The Boston Financial Group Limited Partnership
Lend Lease (US) Inc
Lend Lease Mortgage Capital, LP
Lend Lease Asset Management, LP
Lend Lease (US) International LLC
Lend Lease Investments Inc
Lend Lease Capital & Real Estate Services, Inc (formerly Lend Lease Development (US), Inc)
Lend Lease Long Beach, LLC
Lend Lease Hyperion Capital Advisors, LLC
Rosen Consulting Group
Lend Lease Real Estate Fund B, Inc
Lend Lease Real Estate Fund C, Inc
VEF IV GP, Inc
Granite Equities, Inc
Profectus, LLC
Prowswood Companies
San Francisco Cruise Terminal, LLC
Lend Lease Housing Finance Group, LP
Lend Lease Lincoln Plaza, Inc
CMF GP, Inc
BF Senior Housing, LLC
BF Investment Tax Credits Acquisitions, LP
Lend Lease Colorado, LLC
Boston Financial Multifamily Investment Trust II, Inc
BFG Investments, LLC
West Cedar Managing, Inc
LL – GP West, Inc

ANNEXURE 1

This is page 8 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 15/03/04.

pp S J Sharpe
Company Secretary

## ENTITY NAME

BF Leawood, Inc
BF Haskell Managing Inc
BF Cross Creek, Inc
BF Churchill Managing, Inc
Arch Street VIII, Inc
BF Willowlake, Inc
SLP, Inc
BFG New Orchard, Inc
BF Colorado, LP
BF Lansing, LP
BF Leawood, LP
BF Texas, LP
Vester/Lend Lease Glendale Fashion Centre, LLC
Vester/Lend Lease Long Beach Town Centre, LLC
BF Colorado, Inc
BF Texas, Inc
Lend Lease Canada, Inc
Lend Lease Canada Holdings Ltd
Lend Lease Nova Scotia Corporation
Lend Lease Japan Portfolio Investments, Inc
Lend Lease Japan, Inc
Lend Lease Japan Investments YK
Lend Lease Korea Limited
Lend Lease Equities SA de CV (formerly Lend Lease de Mexico SA de CV
Lend Lease (Thailand) Limited
IDDF Advisors Limited
Lend Lease International Distressed Debt Fund Advisors, S.A

**Equity Investments**

Martensite Pty Limited
Lend Lease Custodian Pty Limited
Orebro Pty Limited
GLL Real Estate Partners GmbH

**Group Services - Australian**

Australian
Lend Lease Singapore Investments Pty Limited
Lend Lease Corporation Limited
Lend Lease Finance Limited
Serenia Pty Limited
Lend Lease International Pty Limited
Lend Lease Insurance Limited
City Centre Development Limited
Costal Limited
Lend Lease New Zealand Pty Limited
Lend Lease Property Securities Management Pty Limited
Lend Lease Management Services Limited

**Group Services - International**

Canopy Assurance Limited

Company - Lend Lease Corporation Limited
File No 82-3498

## ANNEXURE 2

This is page 1 of 3 pages of Annexure 2 referred to in Form 604 signed by me and dated 15/03/04.

pp ..........................................
S J Sharpe
Company Secretary

| Holder of Relevant Interest | Registered Holder | Note | |
|---|---|---|---|
| Lend Lease Group | State Street on behalf of **MLC Limited** | B | 6,441,388 |
| Lend Lease Group | State Street on behalf of **MLC Pooled Trust** | B | 6,693,666 |
| Lend Lease Group | State Street on behalf of **MLC MasterKey Unit Trust** | B | 4,976,016 |
| Lend Lease Group | Cogent Nominees on behalf of **WOW Super** | B | 468,929 |
| Lend Lease Group | National Nominees on behalf of **Victoria State Super Fund** | B | 3,614,191 |
| **Balance as at 30/01/04** | | | 22,194,190 |

| DATE | NATURE OF CHANGE | VALUE $ | PRICE $ | QUANTITY |
|---|---|---|---|---|
| 09/02/04 | Purchase | 65,650 | 1.01 | 65,000 |
| 09/02/04 | Purchase | 35,350 | 1.01 | 35,000 |
| 09/02/04 | Purchase | 65,650 | 1.01 | 65,000 |
| 09/02/04 | Purchase | 76,250 | 1.01 | 75,495 |
| 09/02/04 | Purchase | 84,840 | 1.01 | 84,000 |
| 09/02/04 | Purchase | 95,950 | 1.01 | 95,000 |
| 24/02/04 | Purchase | 114,450 | 1.05 | 109,000 |
| 24/02/04 | Purchase | 76,650 | 1.05 | 73,000 |
| 24/02/04 | Purchase | 464,100 | 1.05 | 442,000 |
| 24/02/04 | Purchase | 628,950 | 1.05 | 599,000 |
| 24/02/04 | Purchase | 603,750 | 1.05 | 575,000 |
| 24/02/04 | Purchase | 168,000 | 1.05 | 160,000 |
| 24/02/04 | Purchase | 44,100 | 1.05 | 42,000 |
| 01/03/04 | Purchase | 68,480 | 1.07 | 64,000 |
| 01/03/04 | Purchase | 46,010 | 1.07 | 43,000 |
| 01/03/04 | Purchase | 276,060 | 1.07 | 258,000 |
| 01/03/04 | Purchase | 373,430 | 1.07 | 349,000 |
| 01/03/04 | Purchase | 161,570 | 1.07 | 151,000 |
| 01/03/04 | Purchase | 196,880 | 1.07 | 184,000 |
| 01/03/04 | Purchase | 99,510 | 1.07 | 93,000 |
| 01/03/04 | Purchase | 26,750 | 1.07 | 25,000 |
| 03/03/04 | Purchase | 146,880 | 1.08 | 136,000 |
| 03/03/04 | Purchase | 99,360 | 1.08 | 92,000 |
| 03/03/04 | Purchase | 596,160 | 1.08 | 552,000 |
| 03/03/04 | Purchase | 808,920 | 1.08 | 749,000 |
| 03/03/04 | Purchase | 775,440 | 1.08 | 718,000 |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |

## ANNEXURE 2

This is page 2 of 3 pages of Annexure 2 referred to in Form 604 signed by me and dated 15/03/04.

pp S J Sharpe
Company Secretary

| DATE | NATURE OF CHANGE | VALUE $ | PRICE $ | QUANTITY |
|---|---|---|---|---|
| 03/03/04 | Purchase | 57,240 | 1.08 | 53,000 |
| 04/03/04 | Purchase | 82,080 | 1.08 | 76,000 |
| 04/03/04 | Purchase | 55,080 | 1.08 | 51,000 |
| 04/03/04 | Purchase | 333,720 | 1.08 | 309,000 |
| 04/03/04 | Purchase | 453,600 | 1.08 | 420,000 |
| 04/03/04 | Purchase | 434,160 | 1.08 | 402,000 |
| 04/03/04 | Purchase | 120,960 | 1.08 | 112,000 |
| 04/03/04 | Purchase | 32,400 | 1.08 | 30,000 |
| **Balance as at 15/03/04 (refer below)** | | | | **29,680,685** |
| **Number of units on issue** | | | | **441,414,000** |
| **Percentage of issued units held** | | | | **6.72%** |

| Holder of Relevant Interest | Registered Holder | Note | |
|---|---|---|---|
| Lend Lease Group | State Street on behalf of **MLC Limited** | B | 8,555,388 |
| Lend Lease Group | State Street on behalf of **MLC Pooled Trust** | B | 8,886,161 |
| Lend Lease Group | State Street on behalf of **MLC MasterKey Unit Trust** | B | 6,602,016 |
| Lend Lease Group | Cogent Nominees on behalf of **WOW Super** | B | 618,929 |
| Lend Lease Group | National Nominees on behalf of **Victoria State Super Fund** | B | 5,018,191 |
| **Balance as at 15/03/04** | | | 29,680,685 |

## ANNEXURE 2

This is page 3 of 3 pages of Annexure 2 referred to in Form 604 signed by me and dated 15/03/04.

pp S J Sharpe
Company Secretary

**NOTES**

**A In this Annexure:**

**"Cogent Nominees"** means Cogent Nominees Pty Limited (ABN 54 084 150 023) of Level 13, AMP Centre, 50 Bridge Street, Sydney NSW 2000.

**"Lend Lease Group"** means Lend Lease Corporation Limited (ABN 32 000 226 228) of Level 46, Tower Building, Australia Square, Sydney NSW 2000 and each of the companies in Annexure 1 of the addresses indicated in Annexure 1.

**"MLC"** means MLC Limited (ABN 90 000 000 402) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060.

**"MLC Investments"** means MLC Investments Limited (ABN 30 002 641 661) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060, trustee of the MLC MasterKey Unit Trust and the MLC Pooled Trust.

**"National Nominees"** means National Nominees Limited (ABN 51 004 278 899), a subsidiary of National Australia Bank Limited (ABN 12 004 044 937) of 5th Floor South, 271 Collins Street, Melbourne VIC 3000.

**"State Street"** means State Street Australia Limited (ABN 21 002 965 200) of State Street Centre, 338 Pitt Street, Sydney NSW 2000.

**"Victoria State Super Fund"** means Victoria State Superannuation Fund of Level 10, 60 Collins Street, Melbourne VIC 3000.

**"WOW Super"** means Woolworths Group Superannuation Scheme Pty Limited (ABN 25 010 009 382) of Level 5, 540 George Street, Sydney NSW 2000.

**B Explanation of Relationship and Nature of Relevant Interests**

Lend Lease Corporation Limited is an Investment Manager/Adviser appointed by the following entities. Under the respective Investment Management/Advisory Agreements, Lend Lease Corporation Limited has acquisition and disposal powers in respect of those securities.

| Registered Holder | On behalf of |
|---|---|
| State Street Australia Limited | MLC Limited<br>MLC Pooled Trust<br>MLC MasterKey Unit Trust |
| Cogent Nominees Pty Limited | WOW Super |
| National Nominees Limited | Victoria State Superannuation Fund |

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

15 March 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange

By email: announce@nzx.com

Pages: Twelve (12) pages

Dear Sir

**Re: Stock Exchange Announcement - Initial Substantial Holder Notice**

We enclose notice of Initial Substantial Holder in Investa Property Group.

This notice is given by Lend Lease Corporation Limited and each of its subsidiaries named in Annexure 1 to this notice.

Yours faithfully
LEND LEASE CORPORATION LIMITED

pp **S J Sharpe**
Company Secretary

Attach

# Form 603

Corporations Act 2001
Section 671B

**Company - Lend Lease Corporation Limited**
**File No 82-3498**

## Notice of initial substantial holder

| | |
|---|---|
| To Company Name/Scheme | Investa Property Group |
| ACN/ARSN | 088 705 882 |

**1. Details of substantial holder (1)**

| | |
|---|---|
| Name | Lend Lease Corporation Limited |
| ACN/ARSN (if applicable) | 000 226 228 |

The holder became a substantial holder on 02/03/04

**2. Details of voting power**

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

| Class of securities (4) | Number of securities | Persons' votes (5) | Voting power (6) |
|---|---|---|---|
| Units | 1,428,539,000 | 72,147,732 | 5.05% |
| | | | |

**3. Details of relevant interests**

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

| Holder of relevant interest | Nature of relevant interest (7) | Class and number of securities |
|---|---|---|
| See Annexure 2 | See Annexure 2 | See Annexure 2 |
| Column A | Notes | |

**4. Details of present registered holders**

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

| Holder of relevant interest | Registered holder of securities | Person entitled to be registered as holder (8) | Class and number of securities |
|---|---|---|---|
| See Annexure 2 | See Annexure 2 | See Annexure 2 | See Annexure 2 |
| Column A | Column B | Column B | Column C |

**5. Consideration**

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

| Holder of relevant interest | Date of acquisition | Consideration (9) | | Class and number of securities |
|---|---|---|---|---|
| | | Cash | Non-cash | |
| See Annexure 3 | See Annexure 3 | See | | See Annexure 3 |
| | | Annexure 3 | | |

**6. Associates**

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

| Name and ACN/ARSN (if applicable) | Nature of association |
|---|---|
| See Annexure 2 | See Annexure 2 |
| Notes | Notes |

**7. Addresses**

The addresses of persons named in this form are as follows:

| Name | Address |
|---|---|
| Lend Lease Corporations Limited and | Level 46, Tower Building, Australia Square |
| its subsidiaries named in Annexure 1 | Sydney NSW 2000 |

## Signature

print name S J Sharpe capacity Company Secretary

sign here date 15/03/04

## ANNEXURE 1

This is page 1 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 15/03/04.

S J Sharpe
Company Secretary

## ENTITY NAME

**Project and Construction Management - Australia**

Bovis Lend Lease Pty Limited
Bovis McLachlan Pty Limited
Bovis TPC Pty Limited
Lend Lease (Taiwan) Pty Limited

**Project and Construction Management - International**

Bovis McLachlan Ltd
Bovis Lend Lease SA
Bovis Lend Lease Inc
BCM Gerenciamento, Engenharia e Construcao Ltds
Crystal Engineering Ltd Co of Shanghai
Bovis Lend Lease Project Consulting (Shanghai) Co Limited
Bovis Lend Lease SA (Chile)
Bovis Lend Lease (Costa Rica) SA
Bovis Lend Lease – Puerto Rico, S.E.
Bovis Lend Lease a.s.
Bovis Egypt SAE
Bovis Lend Lease SA
Bovis Lend Lease SA
Lehrer McGovern Bovis SARL
Bovis Lend Lease Holdings Gmbh
Bovis Lend Lease I'RW AG
Haremead GmbH
Bovis Lend Lease Microelectronics GmbH
Bovis Lend Lease Bau Gmbh
Bovis Lend Lease General Construction Limited Liability Co
Bovis Lend Lease Limited
Bovis Lend Lease China (HK) Limited
Lend Lease Real Estate Investments (HK) Pte Ltd.
(formerly Normanno Limited)
Bovis Lend Lease Menoki Tanacsado KFT
Bovis Lend Lease PVT Limited
PT Lend Lease Graha Indonesia
FEBC Pvt Limited
Bovis Lend Lease SRL
Bovis Lend Lease Japan, Inc
Bovis Lend Lease Telecom, Inc
I'RW AG Beratende Ingenieure Italien GmbH
Bovis Lend Lease Sdn Bhd (formerly Lend Lease Project Management Sdn Bhd)
Bovis Malaysia Sdn Bhd
Lehrer McGovern Malaysia Sdn Bhd
WTW Bovis Sdn Bhd
Impro Intelligent Building Services Sdn Bhd
Bovis Lend Lease SA de CV
Bovis Lend Lease Services SA de CV
Bovis Lend Lease Microelectronics Group BV
Crystal Consulting Engineers BV

## ANNEXURE 1



This is page 2 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 15/03/04.

..........................................

S J Sharpe
Company Secretary

**ENTITY NAME**

Bovis Lend Lease Overseas Holding BV
Bovis Lend Lease BV
Bovis Lend Lease Microelectronic Holdings BV
Bovis Lend Lease SP Zoo
Bovis Lend Lease Portugal Gestao De Projectos E Obras Limita
Bovis Lend Lease (Pty) Limited
Bovis Construction Management (Pty) Limited
Bovis Lend Lease sro
WTW Consultant Pte Limited
Bovis Lend Lease Pte Limited
Bovis Lend Lease Projects Pte Limited
Bovis Lend Lease AG
Crystal Engineering Asia Limited
Bovis Development Consultants
Bovis (Thailand) Limited
Bovis Development Corporation Limited
Lend Lease Project Management (Thailand) Limited
Lend Lease (Thailand) Limited
Bovis Lend Lease Insaat Ve Proje Yonetimi Limited Sirketi (formerly Bovis Insaat Tiscaret Limited)
Bovis Lend Lease Pharmaceutical Limited
Bovis Lend Lease (Scotland) Limited (formerly Bovis Construction (Scotland) Limited)
Bovis Lend Lease Limited
Ashby & Horner London Limited
Bovis Construction Limited
Bovis Construction (North Western) Limited
Lend Lease FAB Technologies Limited
Lend Lease Cell FAB Limited
Bovis Lend Lease Microelectronics Limited
Ashby & Horner Joinery & Interiors Limited
Bovis Engineering Limited
Bovis Ireland Limited
Bovis Lend Lease Holdings Limited
Bovis Lend Lease International Limited
Bovis Lend Lease Overseas Services Limited
Bovis Urban Renewal Limited
Construction Engineering Management Limited
John Lelliott Construction Limited
John Lelliott Group plc
Vanguard Enterprises Limited
Yeomans & Partners Limited
Bovis Lend Lease Overseas Holdings Limited
Bovis Tanvec Group Limited
Elstead Properties Limited
Tanshire Limited
WT Integrated Systems Limited
Bovis Lend Lease Pharmaceutical Limited (formerly Bovis Tanvec Limited)
Pharmaceutical Engineering and Design Limited

ANNEXURE 1

This is page 3 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 15/03/04.

pp S J Sharpe
Company Secretary

**ENTITY NAME**

Haremead Limited
Tanvec Limited
Bovis Lend Lease Group Limited
Bovis Europe Limited
Bovis Lelliot Limited
Bovis UK Pension Trustee Limited
Crowngap Construction Limited
Lehrer McGovern Bovis International Limited
Lehrer McGovern International Limited
Wyseplant Limited
Lend Lease Projects, Inc
Catalyst Healthcare Management Ltd
Bovis Lend Lease Investment Ltd
Bovis Ireland Limited
W.R. Adams Inc
Bovis Lend Lease LP
Schal Bovis, Inc
Bovis International Inc – New York
Department of General Services (83rd St Precinct)
Parcel 10 West Contractors LLC
Crystal FAB Technology of America, Inc
Actus Lend Lease, LLC
Bovis Construction Colorado, Inc
Bovis International, Inc, Delaware
Bovis Lend Lease Holdings, Inc
Bovis Lend Lease, Inc
Bovis Lend Lease Interiors, Inc
Bovis Lend Lease LMB, Inc
M-L Bovis Holdings Limited
Bovis Venezuela SA
M&S Capital, Inc
Bovis Lend Lease Microelectronics (formerly Project Consultants, Inc),
Tennessee Stadium Group Partnership
Lend Lease Development Services
Bovis Lend Lease SA

**Integrated Development Businesses - Australia**

Lend Lease Development Pty Limited
Jacksons Landing Realty Pty Limited
Lend Lease Darling Park One Pty Limited
LLD Precinct 2 Pty Limited
LLD Sales (North Lakes) Pty Limited
LLD Marketing (North Lakes) Pty Limited
LLD Projects (North Lakes) Pty Limited
Lend Lease Moore Park Pty Limited
Lend Lease Moore Park Management Pty Limited
Playbill Venue Management Pty Limited
Lend Lease Residential Pty Limited

ANNEXURE 1

This is page 4 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 15/03/04.

pp S J Sharpe
Company Secretary

**ENTITY NAME**

Sherwood Hills Pty Limited
Lend Lease Estates Pty Limited
Lend Lease Shopping Centre Development Pty Limited
Swadlincote Pty Limited
Polenta Pty Limited
NS Management Services Pty Ltd
Delfin Lend Lease Limited
Delfin Berwick Pty Ltd
Delfin Caroline Springs Pty Ltd
Delfin Chase Pty Ltd
Delfin Constructions Pty Ltd
Delfin Craigieburn Pty
Delfin Forest Lake Pty Ltd
Delfin Forest Lake Village Pty Ltd
Delfin GC Pty Ltd
Delfin Greystanes Pty Ltd
Delfin Holroyd Pty Ltd
Delfin Management Services Pty Ltd
Delfin Mawson Lakes Pty Ltd
Delfin Pakenham Pty Ltd
Delfin Realty
Delfin Retirement Living Pty Ltd
Delfin Springfield Pty Ltd
Delfin Townsville Pty Ltd
Ivyville Pty Ltd
Forest Lake Management Services Pty Ltd
Delfin Realty (Qld) Pty Ltd
Limosa Pty Limited
Delfin Lend Lease Sunbury
Lend Lease (No 2) Limited

**Integrated Development Businesses - International**

Admiralty Industrial Park Pte Limited
Lend Lease Investments Pte Limited
PT Lend Lease Development Indonesia
Lend Lease Central Europe SP Zoo
Lend Lease Europe Holdings Limited
Lend Lease Europe Limited
Chapelfield GP Limited
Blueco Limited
Lend Lease Europe Finance plc
Fareham Retail Partnership (Market Quay) Limited
LL Bluewater Park Limited (formerly LL Dundee Investment Limited)
Lend Lease Global Investment Plc
Lend Lease Solihull Limited
LL Chelv UK Limited
Clacton Centre Limited
Lend Lease Fareham (Market Quay) Limited

## ANNEXURE 1

This is page 5 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 15/03/04.

pp S J Sharpe
Company Secretary

**ENTITY NAME**

Lend Lease (No. 2) Limited
Lend Lease Urban Regeneration Limited (formerly Overgate Feeder GP Ltd)
Civic Shopping Centres Limited
Lend Lease (UK) Management Services Limited
Lend Lease Norwich Limited
Lend Lease Real Estate Solutions (UK) Limited (formerly Lend Lease Projects Limited)
Lend Lease Central Europe SP Zoo
Lend Lease Espana S.A.
Lend Lease Belvedere Limited
Meridian Delta Limited
Lend Lease Development (US) Inc
San Francisco Cruise Terminal, LLC
Lend Lease Chapelfield Partnerhsip
Lend Lease China (HK) Limited
Peninsula LP Limited

**Real Estate Investments - Australia**

Lend Lease Management (NSW) Pty Limited
Lend Lease Real Estate Investment Limited
GPT Management Limited
Lend Lease Property Management (Australia) Limited
Lend Lease CBD Projects Pty Limited
Lend Lease Property Management Pty Limited
Lend Lease USOT Management Limited
Lend Lease Capital Services Limited
LLSP Pty Limited
Roma Street Operations Pty Limited
Growth Equities Mutual Property Management Pty Limited
Growth Equities Services Pty Limited
Growth Equities Services Trust
DPT Operator Pty Limited
DPPT Operator Pty Limited
Lend Lease Asia Investments Pty Limited
Lend Lease Securities and Investment Pty Ltd
Homemaker Property Management Pty Ltd
Homemaker Retail Management Limited
Lend Lease Asia Water Pty Limited

**Real Estate Investments - International**

REIS (NZ) Limited
REIS Holdings (NZ) Limited
Lend Lease Property Management (Singapore) Pte Limited
Lend Lease Real Estate Investment Services Asia Pte Limited
Lend Lease Asia Holdings Pte Limited
Vita Lend Lease Limited
Lend Lease US Investments Limited
Lend Lease Real Estate Investment Services Limited
Lend Lease Real Estate Investments Limited
Lend Lease Europe GP Limited

## ANNEXURE 1

This is page 6 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 15/03/04.

..............................
S J Sharpe
Company Secretary

**ENTITY NAME**

Bluewater Lend Lease Limited
Lend Lease Houlihan Rovers SA
Lend Lease Latin American Realty Advisors Limited
Lend Lease Fareham Limited
LLHR UK Limited
Lend Lease Industrial Property Fund GmbH
Lend Lease IPF GmbH
Lend Lease Property Fund Bedburg Holding GmbH & Co KG
Lend Lease Property Fund Bedburg
Lend Lease Property Fund Bedburg
Lend Lease Property Fund Kamen Holding GmbH & Co KG
Lend Lease Property Fund Kamen PPL GmbH
Lend Lease Property Fund Troisdorf Holding GmbH & Co KG
Lend Lease Property Fund Troisdorf PPL GmbH
Lend Lease Property Fund Troisdorf GmbH
Lend Lease Property Fund Morfelden Holding GmbH & Co KG
Lend Lease Property Fund Morfelden PPL GmbH
Lend Lease Property Fund Morfelden GmbH
Lend Lease Real Estate Investments GmbH
Lend Lease Retail Investments Services Limited
Lend Lease Japan Pty Ltd
Lend Lease Retail Investments Espana SL
Lend Lease Shopping Centres SL
Lend Lease Global Real Estate Advisors
LL Espana 1 BV
LL Espana 3 BV
Larry Smith & Durco SA (Portugal)
European Retail Services Limited
Lend Lease Commercial Espana SL
Lend Lease Urban Regeneration Limited (formerly Overgate Feeder GP Limited)
Lend Lease European Retail Investments Limited
Lend Lease Continental Holdings Limited
Chapelfield LP Limited
Larry Smith & Durco S.A. (Spain)
Lend Lease (No 1) Limited
Lend Lease Luxembourg SARL
Lend Lease (No. 3) Limited
Lend Lease (No. 4) Limited
Meridian Delta Dome Limited
Yarmouth Lend Lease Acquisitions, Inc
Yarmouth Lend Lease King of Prussia, Inc
Lend Lease Hotel Holdings, Inc
Lend Lease (US) Holdings, Inc
Yarmouth Cheyenne Holdings, Inc
Lend Lease Investments Holdings, Inc
Lend Lease (US) Services, Inc
YCPGPII, Inc

## ANNEXURE 1

This is page 7 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 15/03/04.

..........................................

S J Sharpe
Company Secretary

## ENTITY NAME

Buckhead Strategic Corp II
Buckhead III TMP Corp
Lend Lease Capital Markets, Inc
Lend Lease Portfolio Management, Inc
Lend Lease Agri Business, Inc
Lend Lease Mortgage Investments, Inc
Pearl Principal Managers Inc
CapMark Services LP
Holliday Fengolio Fowler, LP
HFF - GP Inc
Pearl Mortgage Inc
BFG - GP Inc
Lend Lease Clinton 54 LLC
Lend Lease Manhattan Housing Corp
Lend Lease Apartment Management, LLL stat
Cordia Senior Living, LLC
Lend Lease Glendale, LLC
Lend Lease BFRP, Inc
Lend Lease MSR Corp
Lend Lease/Rosen Real Estate Securities LLC
The Boston Financial Group Limited Partnership
Lend Lease (US) Inc
Lend Lease Mortgage Capital, LP
Lend Lease Asset Management, LP
Lend Lease (US) International LLC
Lend Lease Investments Inc
Lend Lease Capital & Real Estate Services, Inc (formerly Lend Lease Development (US), Inc)
Lend Lease Long Beach, LLC
Lend Lease Hyperion Capital Advisors, LLC
Rosen Consulting Group
Lend Lease Real Estate Fund B, Inc
Lend Lease Real Estate Fund C, Inc
VEF IV GP, Inc
Granite Equities, Inc
Profectus, LLC
Prowswood Companies
San Francisco Cruise Terminal, LLC
Lend Lease Housing Finance Group, LP
Lend Lease Lincoln Plaza, Inc
CMF GP, Inc
BF Senior Housing, LLC
BF Investment Tax Credits Acquisitions, LP
Lend Lease Colorado, LLC
Boston Financial Multifamily Investment Trust II, Inc
BFG Investments, LLC
West Cedar Managing, Inc
LL – GP West, Inc

## ANNEXURE 1

This is page 8 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 15/03/04.

S J Sharpe
Company Secretary

**ENTITY NAME**

BF Leawood, Inc
BF Haskell Managing Inc
BF Cross Creek, Inc
BF Churchill Managing, Inc
Arch Street VIII, Inc
BF Willowlake, Inc
SLP, Inc
BFG New Orchard, Inc
BF Colorado, LP
BF Lansing, LP
BF Leawood, LP
BF Texas, LP
Vester/Lend Lease Glendale Fashion Centre, LLC
Vester/Lend Lease Long Beach Town Centre, LLC
BF Colorado, Inc
BF Texas, Inc
Lend Lease Canada, Inc
Lend Lease Canada Holdings Ltd
Lend Lease Nova Scotia Corporation
Lend Lease Japan Portfolio Investments, Inc
Lend Lease Japan, Inc
Lend Lease Japan Investments YK
Lend Lease Korea Limited
Lend Lease Equities SA de CV (formerly Lend Lease de Mexico SA de CV
Lend Lease (Thailand) Limited
IDDF Advisors Limited
Lend Lease International Distressed Debt Fund Advisors, S.A

**Equity Investments**

Martensite Pty Limited
Lend Lease Custodian Pty Limited
Orebro Pty Limited
GLL Real Estate Partners GmbH

**Group Services - Australian**

Australian
Lend Lease Singapore Investments Pty Limited
Lend Lease Corporation Limited
Lend Lease Finance Limited
Serenia Pty Limited
Lend Lease International Pty Limited
Lend Lease Insurance Limited
City Centre Development Limited
Costal Limited
Lend Lease New Zealand Pty Limited
Lend Lease Property Securities Management Pty Limited
Lend Lease Management Services Limited

**Group Services - International**

Canopy Assurance Limited

# ANNEXURE 2

This is page 1 of 2 pages of Annexure 2 referred to in Form 603 signed by me and dated 15/03/04.

S J Sharpe
Company Secretary

| DATE | NATURE OF CHANGE | VALUE $ | PRICE $ | QUANTITY |
|---|---|---|---|---|
| 16/02/04 | Purchase | 147,934 | 1.92 | 77,049 |
| 16/02/04 | Purchase | 99,779 | 1.92 | 51,968 |
| 16/02/04 | Purchase | 607,135 | 1.92 | 316,216 |
| 16/02/04 | Purchase | 829,884 | 1.92 | 432,231 |
| 16/02/04 | Purchase | 790,516 | 1.92 | 411,727 |
| 16/02/04 | Purchase | 217,210 | 1.92 | 113,130 |
| 16/02/04 | Purchase | 57,544 | 1.92 | 29,971 |
| 02/03/04 | Purchase | 102,820 | 1.94 | 53,000 |
| 02/03/04 | Purchase | 91,180 | 1.94 | 47,000 |
| 02/03/04 | Purchase | 419,040 | 1.94 | 216,000 |
| 02/03/04 | Purchase | 570,360 | 1.94 | 294,000 |
| 02/03/04 | Purchase | 545,140 | 1.94 | 281,000 |
| 02/03/04 | Purchase | 151,320 | 1.94 | 78,000 |
| 02/03/04 | Purchase | 60,140 | 1.94 | 31,000 |

| Holder of Relevant Interest | Registered Holder | Note | |
|---|---|---|---|
| Lend Lease Group | State Street on behalf of **MLC Limited** | B | 20,730,291 |
| Lend Lease Group | State Street on behalf of **MLC Pooled Trust** | B | 21,652,135 |
| Lend Lease Group | State Street on behalf of **MLC MasterKey Unit Trust** | B | 16,037,023 |
| Lend Lease Group | Cogent Nominees on behalf of **WOW Super Pty Limited** | B | 1,526,871 |
| Lend Lease Group | National Nominees on behalf of **Victoria State Super Fund** | B | 12,201,412 |
| **Balance as at 15/03/04** | | | 72,147,732 |
| **Number of units on issue** | | | **1,428,539,000** |
| **Percentage of issued units held** | | | **5.05%** |

## ANNEXURE 2

This is page 2 of 2 pages of Annexure 2 referred to in Form 603 signed by me and dated 15/03/04.

pp ..............................
S J Sharpe
Company Secretary

**NOTES**

**A In this Annexure:**

**"Cogent Nominees"** means Cogent Nominees Pty Limited (ABN 54 084 150 023) of Level 13, AMP Centre, 50 Bridge Street, Sydney NSW 2000.

**"Lend Lease Group"** means Lend Lease Corporation Limited (ABN 32 000 226 228) of Level 46, Tower Building, Australia Square, Sydney NSW 2000 and each of the companies in Annexure 1 of the addresses indicated in Annexure 1.

**"MLC"** means MLC Limited (ABN 90 000 000 402) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060.

**"MLC Investments"** means MLC Investments Limited (ABN 30 002 641 661) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060, trustee of the MLC MasterKey Unit Trust and the MLC Pooled Trust.

**"National Nominees"** means National Nominees Limited (ABN 51 004 278 899), a subsidiary of National Australia Bank Limited (ABN 12 004 044 937) of 5th Floor South, 271 Collins Street, Melbourne VIC 3000.

**"State Street"** means State Street Australia Limited (ABN 21 002 965 200) of State Street Centre, 338 Pitt Street, Sydney NSW 2000.

**"Victoria State Super Fund"** means Victoria State Superannuation Fund of Level 10, 60 Collins Street, Melbourne VIC 3000.

**"WOW Super"** means Woolworths Group Superannuation Scheme Pty Limited (ABN 25 010 009 382) of Level 5, 540 George Street, Sydney NSW 2000.

**B Explanation of Relationship and Nature of Relevant Interests**

Lend Lease Corporation Limited is an Investment Manager/Adviser appointed by the following entities. Under the respective Investment Management/Advisory Agreements, Lend Lease Corporation Limited has acquisition and disposal powers in respect of those securities.

| Registered Holder | On behalf of |
|---|---|
| State Street Australia Limited | MLC Limited<br>MLC Pooled Trust<br>MLC MasterKey Unit Trust |
| Cogent Nominees Pty Limited | WOW Super |
| National Nominees Limited | Victoria State Superannuation Fund |

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

16 March 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

**Re: Stock Exchange Announcement**
**Appendix 3E - Daily Share Buyback Notice**

Attached is an Appendix 3E in relation to shares bought back on Monday 15 March 2004.

Yours faithfully

S. Sharpe

**S J SHARPE**
Company Secretary

*Rule 3.8A*

# Appendix 3E

## Daily share buy-back notice
## (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| LEND LEASE CORPORATION LIMITED | 32 000 226 228 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 29 May 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 35,723,637 | 391,000 |
| 4 | Total consideration paid or payable for the shares | $348,837,899 | $4,021,605 |

**Appendix 3E**
**Daily share buy-back notice**

| | Before previous day | Previous day |
|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: $11.53<br>date: 4-Nov-03<br><br>lowest price paid: $8.20<br>date: 4-Jul-03 | highest price paid: $10.33<br><br>lowest price paid: $10.24<br><br>highest price allowed under rule 7.33: $10.8402 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 7,338,183 |

## Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe ........................................ Date: 16/3/04
(~~Director~~/Company secretary)

Print name: S J Sharpe

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

17 March 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

**Re: Stock Exchange Announcement**
**Appendix 3E - Daily Share Buyback Notice**

Attached is an Appendix 3E in relation to shares bought back on Tuesday 16 March 2004.

Yours faithfully

S. Sharpe

**S J SHARPE**
Company Secretary

*Rule 3.8A*

# Appendix 3E

## Daily share buy-back notice
## (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| LEND LEASE CORPORATION LIMITED | 32 000 226 228 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 29 May 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 36,114,637 | 45,007 |
| 4 | Total consideration paid or payable for the shares | $352,859,504 | $461,155 |

Appendix 3E
Daily share buy-back notice

| | Before previous day | | Previous day | |
|---|---|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: | $11.53 | highest price paid: | $10.26 |
| | date: | 4-Nov-03 | | |
| | lowest price paid: | $8.20 | lowest price paid: | $10.22 |
| | date: | 4-Jul-03 | | |
| | | | highest price allowed under rule 7.33: | $10.8192 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 7,293,176 |

## Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .................................... Date: 17/3/04
(~~Director~~/Company secretary)

Print name: S J Sharpe

+ See chapter 19 for defined terms.

Lend Lease
CORPORATION

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

18 March 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

**Re: Stock Exchange Announcement**
**Appendix 3E - Daily Share Buyback Notice**

Attached is an Appendix 3E in relation to shares bought back on Wednesday 17 March 2004.

Yours faithfully

S. Sharpe

**S J SHARPE**
Company Secretary

*Rule 3.8A*

# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| LEND LEASE CORPORATION LIMITED | 32 000 226 228 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 29 May 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 36,159,644 | 407,000 |
| 4 | Total consideration paid or payable for the shares | $353,320,659 | $4,188,890 |

+ See chapter 19 for defined terms.

**Appendix 3E**
**Daily share buy-back notice**

| | Before previous day | Previous day |
|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: $11.53<br>date: 4-Nov-03<br><br>lowest price paid: $8.20<br>date: 4-Jul-03 | highest price paid: $10.31<br><br>lowest price paid: $10.27<br><br>highest price allowed under rule 7.33: $10.8129 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 6,886,176 |

## Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .................... Date: 18/3/04
(~~Director~~/Company secretary)

Print name: S J Sharpe

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

www.lendlease.com

19 March 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzx.com

Pages: Eight (8) pages

Dear Sir

**Re: Stock Exchange Announcement**
**2004 Interim Dividend**

In accordance with Listing Rule 3.17, enclosed are the following documents, which has been mailed to shareholders together with the 2004 interim dividend cheque and/or statement:

1. Letter to Shareholders; and
2. Share Disposition Facility Application Form and Terms & Conditions.

Yours faithfully

S. Sharpe

**S J SHARPE**
Company Secretary

Company - Lend Lease Corporation Limited
File No 82-3498

# Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

www.lendlease.com

Please address all
enquiries and correspondence to:
ASX Perpetual
Registrars Limited
Locked Bag A14
Sydney South NSW 1235

Telephone:
1800 230 300 or
61 2 8280 7123

Facsimile:
61 2 9287 0303

17 March 2004

Dear Shareholder

Please find enclosed your dividend cheque/statement for the 2004 interim dividend. In accordance with our announcement of a change in dividend policy in May 2003, the dividend rate has increased to 18 cents per share unfranked, compared with 10 cents per share fully franked for the 2003 interim dividend. This dividend represents a payout ratio of 67.9% (38.5% for the 2003 interim dividend).

We have announced a profit after tax of A$188.2 million for the six months to 31 December 2003, which includes a A$79.7 million profit after tax from the sale of Lend Lease's stake in IBM Global Services Australia Limited announced in September last year. This compares to a A$369.4 million loss after tax for the six months to 31 December 2002, which included a A$482.5 million after tax write-down of the Real Estate Investments businesses.

Excluding these two material items from each period, we recorded a net operating profit after tax of A$108.5 million for the six months to 31 December 2003, compared to A$113.1 million after tax for the six months to 31 December 2002.

We will announce our full year results on 18 August 2004 and the final dividend will be paid on 15 September 2004.

Yours sincerely

S. Sharpe

**S J SHARPE**
Company Secretary

Lend Lease CORPORATION

# SHARE DISPOSITION FACILITY - APPLICATION FORM
# ISSUER SPONSORED HOLDERS

The maximum number of Shares you may nominate for sale through the Share Disposition Facility (SDF) is: [ ] **A**

I/We wish to sell the number of Shares shown in Box B (must be equal to or less than the number in Box A). [ ] **B**

If my/our entire holding is 50 Shares or less and I/we elect to participate in the SDF, I/we understand that my/our entire holding will be sold, notwithstanding that I/we may have entered a different number in Box B (in such circumstances I/we consent to Lend Lease or ASX Perpetual amending the number of Shares in Box B to the number of Shares I/we actually hold provided that this number is 50 or less).

**You can decide not to participate in the SDF. In this case you do not have to do anything.**

Please provide a telephone number where we may contact you during business hours if we have any questions about this form. (__)____ ____ **C**

## Participation in the SDF

- To instruct Lend Lease to arrange for the sale of Shares set out in Box B above, you must sign below.
- By signing this form I/we acknowledge and confirm that Lend Lease and ASX Perpetual severally are irrevocably authorised and directed as my/our agent to arrange the sale of that number of my/our Shares as is specified in Box B above (and if I/we hold 50 Shares or less, all of my/our Shares) and to do all acts and things necessary for the sale of such Shares including, but not limited to, instructing the Broker to sell the Shares, executing, or arranging for the Broker to execute all documents and do all things necessary for the sale of the Shares on the terms of this Application Form and in accordance with the accompanying Terms and Conditions.
- Capitalised terms used in this Application Form and not here defined have the same meaning as in the accompanying Terms and Conditions in respect of the SDF.

## Shareholder(s) Signature(s)

In deciding to participate in the SDF I/we agree as provided on the reverse of this Application Form and the accompanying Terms and Conditions.

| Securityholder 1 (Individual) | Joint Securityholder 2 (Individual) | Joint Securityholder 3 (Individual) |
|---|---|---|
| | | |
| Sole Director and Sole Company Secretary | Director | Director/Company Secretary (Delete one) |

This form should be signed by the securityholder. If a joint holding, all securityholders should sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by ASX Perpetual or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the Corporations Act.

Date

/ /

Lend Lease
CORPORATION

Company - Lend Lease Corporation Limited
File No 82-3498

# INSTRUCTIONS

## 1. SIGNING INSTRUCTIONS

(i) Joint holders – all holders must sign.

(ii) Under Power of Attorney – if not previously provided to ASX Perpetual, a certified copy of the Power of Attorney must accompany this form.

(iii) Deceased Estate – all executors should sign and, if not previously provided to ASX Perpetual, a certified copy of Probate or Letter of Administration must accompany this form.

(iv) Company – this form must be signed by 2 directors or a director and company secretary. Titles of all signatories should be stated. For companies with a sole director and sole company secretary this must be stated below the single signature.

## 2. LODGEMENT INSTRUCTIONS

SDF Application Forms must be received no later than **5.00pm (Sydney time) on Friday 23 April 2004**. A reply paid envelope is enclosed for shareholders in Australia. Overseas holders will need to affix the appropriate postage.

Your SDF Application Form may be mailed or delivered to:

MAILING ADDRESS
ASX Perpetual Registrars Limited
Locked Bag A14
Sydney South NSW 1235
AUSTRALIA

DELIVERY ADDRESS
ASX Perpetual Registrars Limited
Level 8, 580 George Street
Sydney NSW 2000
***(Please do not use this address for Express Post mailing)***

## 3. APPLICATION

By applying to participate in the SDF, I/we, the registered holder(s) of the Shares shown on the reverse of this Application Form:

1. Irrevocably authorise ASX Perpetual and Lend Lease severally to arrange to sell on my/our behalf the number of Shares set out at Box B on the reverse of this Application Form (or if I/we hold 50 Shares or less, all of my/our Shares) and to do all acts and things necessary for the sale of such Shares including, but not limited to, instructing the Broker to sell the Shares, executing, or arranging for the Broker to execute all documents and do all things necessary for the sale of the Shares on the terms of this Application Form and in accordance with the accompanying Terms and Conditions.
2. I/We warrant to Lend Lease and ASX Perpetual that at the time of executing this Application Form and on the Closing Date, I/we am/are the registered holder(s) of the Shares set out in Box B on the reverse of this Application Form and those Shares are and will be free from any mortgage, charge, lien or other encumbrance (whether legal or equitable) or any third party rights.
3. I/we acknowledge that the price per share at which my/our Shares will be sold for me/us will be a volume weighted average price determined in accordance with the Terms and Conditions and may not be the best execution price and calculation of such price will be by the Broker and may not be challenged in the absence of manifest error. I/We acknowledge that neither Lend Lease, ASX Perpetual, the Broker or any other person shall on any account be liable to me/us and I/we will not bring any claim or action against Lend Lease, ASX Perpetual or the Broker (including but not limited to) by reason of or in connection with Lend Lease, ASX Perpetual or the Broker not having sold Shares for me/us at any particular price.
4. I/We irrevocably authorise Lend Lease (or its officers or agents) and ASX Perpetual (or its officers or agents) severally to correct any error in or omission from my/our Application Form and to complete the Application Form by the insertion of any necessary details.
5. I/We agree and acknowledge that, I/we are bound by the terms and conditions of the SDF which are set out in this Application Form and in the accompanying Terms and Conditions, and I/we have read and understood this Application Form and the accompanying Terms and Conditions.

Where this document is signed under power of attorney, the attorney declares that the attorney has no notice of the revocation of the power or the death of the donor of the power.

ASX P erpetual advise that once you become a shareholder in Lend Lease, Chapter 2C of the Corporations Act requires information about you (including your name, address and details of the shares you hold) to be included in Lend Lease's public register. This information must continue to be included in Lend Lease's public register for 7 years if you cease to be a shareholder. These statutory obligations are not altered by the Privacy Amendment (Private Sector) Act 2000. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. ASX Perpetual's privacy policy is available on their website (www.asxperpetual.com.au).

## 4. TREATMENT OF APPLICATIONS

Lend Lease may treat any purported application as satisfying the requirements for a valid application under the SDF or disregard the application, as it determines appropriate.

SDF Application Forms must be received by ASX Perpetual no later than 5.00pm (Sydney time) on Friday 23 April 2004 at the address shown on this form. Please note that your SDF Application Form must be actually received at the above address by the deadline. You should allow sufficient time for this to occur. The postal acceptance rule does not apply to the SDF.

**If you require information on how to complete this Application Form, please contact Lend Lease Shareholder Services on 1800 230 300 (8:30am to 5:30pm Sydney time on business days) or 61 2 8280 7123 for overseas callers (please note this is not a free call)**

Lend Lease
CORPORATION

# SHARE DISPOSITION FACILITY - APPLICATION FORM
# CHESS HOLDERS

The maximum number of Shares you may nominate for sale through the Share Disposition Facility (SDF) is: **A**

I/We wish to sell the number of Shares shown in Box B (must be equal to or less than the number in Box A). **B**

If my/our entire holding is 50 Shares or less and I/we elect to participate in the SDF, I/we understand that my/our entire holding will be sold, notwithstanding that I/we may have entered a different number in Box B (in such circumstances I/we consent to Lend Lease or ASX Perpetual amending the number of Shares in Box B to the number of Shares I/we actually hold provided that this number is 50 or less).

**You can decide not to participate in the SDF. In this case you do not have to do anything.**

Please provide a telephone number where we may contact you during business hours if we have any questions about this form. (__)____ ____ **C**

**As a CHESS holder it will be necessary for you to request your controlling participant (usually your sponsoring broker) to convert the number of Shares you wish to have sold to an Issuer Sponsored holding. Your sponsoring broker can advise on this. You must then return this form to ASX Perpetual. If these instructions are not followed your application may be rejected.**

## Participation in the SDF

- To instruct Lend Lease to arrange for the sale of Shares set out in Box B above, you must sign below.
- By signing this form I/we acknowledge and confirm that Lend Lease and ASX Perpetual severally are irrevocably authorised and directed as my/our agent to arrange the sale of that number of my/our Shares as is specified in Box B above (and if I/we hold 50 Shares or less, all of my/our Shares) and to do all acts and things necessary for the sale of such Shares including, but not limited to, instructing the Broker to sell the Shares, executing, or arranging for the Broker to execute all documents and do all things necessary for the sale of the Shares on the terms of this Application Form and in accordance with the accompanying Terms and Conditions.
- Capitalised terms used in this Application Form and not here defined have the same meaning as in the accompanying Terms and Conditions in respect of the SDF.

## Shareholder(s) Signature(s)

In deciding to participate in the SDF I/we agree as provided on the reverse of this Application Form and the accompanying Terms and Conditions.

| Securityholder 1 (Individual) | Joint Securityholder 2 (Individual) | Joint Securityholder 3 (Individual) |
|---|---|---|
| | | |
| Sole Director and Sole Company Secretary | Director | Director/Company Secretary (Delete one) |

This form should be signed by the securityholder. If a joint holding, all securityholders should sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by ASX Perpetual or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the Corporations Act.

Date

/ /

Lend Lease
CORPORATION

# INSTRUCTIONS

## 1. SIGNING INSTRUCTIONS

(i) Joint holders – all holders must sign.

(ii) Under Power of Attorney – if not previously provided to ASX Perpetual, a certified copy of the Power of Attorney must accompany this form.

(iii) Deceased Estate – all executors should sign and, if not previously provided to ASX Perpetual, a certified copy of Probate or Letter of Administration must accompany this form.

(iv) Company – this form must be signed by 2 directors or a director and company secretary. Titles of all signatories should be stated. For companies with a sole director and sole company secretary this must be stated below the single signature.

## 2. LODGEMENT INSTRUCTIONS

SDF Application Forms must be received no later than **5.00pm (Sydney time) on Friday 23 April 2004**. A reply paid envelope is enclosed for shareholders in Australia. Overseas holders will need to affix the appropriate postage.

Your SDF Application Form may be mailed or delivered to:

<u>MAILING ADDRESS</u>
ASX Perpetual Registrars Limited
Locked Bag A14
Sydney South NSW 1235
AUSTRALIA

<u>DELIVERY ADDRESS</u>
ASX Perpetual Registrars Limited
Level 8, 580 George Street
Sydney NSW 2000
***(Please do not use this address for Express Post mailing)***

## 3. APPLICATION

By applying to participate in the SDF, I/we, the registered holder(s) of the Shares shown on the reverse of this Application Form:

1. Irrevocably authorise ASX Perpetual and Lend Lease severally to arrange to sell on my/our behalf the number of Shares set out at Box B on the reverse of this Application Form (or if I/we hold 50 Shares or less, all of my/our Shares) and to do all acts and things necessary for the sale of such Shares including, but not limited to, instructing the Broker to sell the Shares, executing, or arranging for the Broker to execute all documents and do all things necessary for the sale of the Shares on the terms of this Application Form and in accordance with the accompanying Terms and Conditions.
2. I/We warrant to Lend Lease and ASX Perpetual that at the time of executing this Application Form and on the Closing Date, I/we am/are the registered holder(s) of the Shares set out in Box B on the reverse of this Application Form and those Shares are and will be free from any mortgage, charge, lien or other encumbrance (whether legal or equitable) or any third party rights.
3. I/we acknowledge that the price per share at which my/our Shares will be sold for me/us will be a volume weighted average price determined in accordance with the Terms and Conditions and may not be the best execution price and calculation of such price will be by the Broker and may not be challenged in the absence of manifest error. I/We acknowledge that neither Lend Lease, ASX Perpetual, the Broker or any other person shall on any account be liable to me/us and I/we will not bring any claim or action against Lend Lease, ASX Perpetual or the Broker (including but not limited to) by reason of or in connection with Lend Lease, ASX Perpetual or the Broker not having sold Shares for me/us at any particular price.
4. I/We irrevocably authorise Lend Lease (or its officers or agents) and ASX Perpetual (or its officers or agents) severally to correct any error in or omission from my/our Application Form and to complete the Application Form by the insertion of any necessary details.
5. I/We agree and acknowledge that, I/we are bound by the terms and conditions of the SDF which are set out in this Application Form and in the accompanying Terms and Conditions, and I/we have read and understood this Application Form and the accompanying Terms and Conditions.

Where this document is signed under power of attorney, the attorney declares that the attorney has no notice of the revocation of the power or the death of the donor of the power.

ASX P erpetual advise that once you become a shareholder in Lend Lease, Chapter 2C of the Corporations Act requires information about you (including your name, address and details of the shares you hold) to be included in Lend Lease's public register. This information must continue to be included in Lend Lease's public register for 7 years if you cease to be a shareholder. These statutory obligations are not altered by the Privacy Amendment (Private Sector) Act 2000. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. ASX Perpetual's privacy policy is available on their website (www.asxperpetual.com.au).

## 4. TREATMENT OF APPLICATIONS

Lend Lease may treat any purported application as satisfying the requirements for a valid application under the SDF or disregard the application, as it determines appropriate.

SDF Application Forms must be received by ASX Perpetual no later than 5.00pm (Sydney time) on Friday 23 April 2004 at the address shown on this form. Please note that your SDF Application Form must be actually received at the above address by the deadline. You should allow sufficient time for this to occur. The postal acceptance rule does not apply to the SDF.

**If you require information on how to complete this Application Form, please contact Lend Lease Shareholder Services on 1800 230 300 (8:30am to 5:30pm Sydney time on business days) or 61 2 8280 7123 for overseas callers (please note this is not a free call)**

# SHARE DISPOSITION FACILITY
# TERMS AND CONDITIONS

## 1. Overview

The following terms and conditions are those applicable to the Lend Lease Share Disposition Facility (SDF). Under the SDF, Shareholders may sell up to approximately $1,500 in value of their Shares free of brokerage costs.

## 2. Terms of Participation

2.1 All Shareholders may participate in the SDF.

2.2 Shareholders may:

(a) sell up to 150 of their Shares in the March 2004 SDF; or

(b) do nothing.

2.3 Any Shareholders with 50 Shares or less on the Closing Day who participate in the March 2004 SDF will have their entire shareholding sold even if the number of Shares specified in Box B of the SDF Application Form is less than 50. Shareholders with 50 or less Shares are also free to elect to do nothing and if they do nothing they will retain all of their Shares.

2.4 Lend Lease will not accept applications to sell a number of Shares that do not comply with clause 2.2 and 2.3.

2.5 Lend Lease may, by notice published in "The Australian" newspaper and on the Lend Lease web site (www.lendlease.com), extend or shorten the Offer Period and may in its absolute discretion accept and act on SDF Application Forms which are received after the Offer Period has closed.

## 3. Charge to Shareholders

Shareholders participating in the SDF will not have to pay brokerage costs on the Shares sold through the SDF. Any brokerage costs will be paid by Lend Lease.

## 4. Shareholder Instructions

4.1 Shareholders may only participate in the March 2004 SDF by validly completing the SDF Application Form and sending it to ASX Perpetual so that it is received prior to the Closing Date.

4.2 CHESS holders may only participate in the SDF by instructing their controlling participant (sponsoring broker) to convert the number of Shares to be sold to an Issuer Sponsored holding before validly completing the SDF Application Form and sending it to ASX Perpetual so that it is received prior to the Closing Date.

4.3 By completing the SDF Application Form a Shareholder irrevocably authorises Lend Lease and ASX Perpetual severally to act as its agent to arrange the sale of the Shares specified in Box B of the SDF Application Form (or if the Shareholder holds 50 Shares or less, all of the Shareholder's Shares) and to do all acts and things necessary for the sale of such Shares including but not limited to instructing the Broker to sell the Shares, executing, or arranging for the Broker to execute all documents and do all things necessary for the sale of the Shares on these Terms and Conditions and the terms contained in the Application Form.

## 5. How the SDF will work

The process by which Shares will be sold is summarised below:

5.1 Prior to the beginning of the Offer Period, Shareholders will be sent an SDF Application Form.

5.2 Shareholders who wish to participate in the March 2004 SDF must return a validly completed SDF Application Form to ASX Perpetual during the Offer Period. CHESS Holders must first have instructed their controlling participant (sponsoring broker) to convert the relevant number of Shares to an Issuer Sponsored holding.

5.3 Once a Shareholder has sent a completed SDF Application Form to ASX Perpetual, the Shareholder cannot withdraw its application to participate in the SDF. Applications once made are irrevocable.

5.4 After the Closing Day, Lend Lease (with ASX Perpetual's assistance) will calculate the total number of Shares specified in the SDF Application Forms which have been received from all Participating Shareholders. Lend Lease or ASX Perpetual will then inform the Broker of the total number of Shares to be sold.

5.5 Lend Lease or ASX Perpetual, acting as agent for Participating Shareholders, will instruct the Broker to sell the number of Shares determined in clause 5.4.

5.6 Participating Shareholders acknowledge and agree that they will receive the Price in consideration for the sale of their Shares under the SDF. Shareholders should note that the price of Shares traded on the ASX changes frequently. The value of the Shares sold under the SDF could change significantly for a number of reasons between the date an application is made and the date of sale under the SDF. Neither Lend Lease, ASX Perpetual nor the Broker gives any assurance that Shares will be sold at any particular price. If you are uncertain as to whether you should participate in the SDF, you should consult your financial adviser.

5.7 Shareholders may be taxable on the sale of Shares under the SDF as on any other sale. SDF shareholders will receive no special tax treatment.

5.8 A cheque for the sale of the Shares will be mailed out to Participating Shareholders within ten Business Days after the Closing Day. Confirmation of the sale, specifying the Price and the number of Shares sold will be enclosed with the cheque. The cheque will be in Australian currency and will be sent to the Shareholder's address as shown in the register of Lend Lease shareholders at 7.00pm on the Closing Day.

## 6. Key Terms

**ASX** means Australian Stock Exchange Limited ABN 98 008 624 691;

**ASX Perpetual** means ASX Perpetual Registrars Limited ABN 54 083 214 537;

**Broker** means a share broker appointed by Lend Lease;

**Business Day** means a day on which banks are open for general banking business in Sydney, excluding Saturdays, Sundays and public holidays;

**CHESS Holder** means a person holding shares on the CHESS subregister of Lend Lease;

**Closing Day** means 5:00pm (Sydney time) on Friday 23 April 2004;

**Lend Lease** means Lend Lease Corporation Limited ABN 32 000 226 228;

**Offer Period** means the period from 17 March to 23 April 2004 or such shorter or longer period as may be specified in a notice given by Lend Lease pursuant to clause 2.5;

**Participating Shareholder** means a shareholder who has completed a SDF Application Form and returned it to ASX Perpetual before the Closing Day;

**Price** means the volume weighted average price received for the Shares of Participating Shareholders sold by the Broker under the SDF, calculated to the nearest whole cent;

**SDF** means the Share Disposition Facility;

**SDF Application Form** means the form entitled "Share Disposition Facility - Application Form" accompanying these Terms and Conditions;

**Shareholder** means a shareholder of Lend Lease; and

**Share** means issued shares in Lend Lease.

Company - Lend Lease Corporation Limited
File No 82-3498

**Lend Lease**
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

22 March 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

**Re: Stock Exchange Announcement**
**Appendix 3E - Daily Share Buyback Notice**

Attached is an Appendix 3E in relation to shares bought back on Friday 19 March 2004.

Yours faithfully

S. Sharpe

**S J SHARPE**
Company Secretary

*Rule 3.8A*

# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| LEND LEASE CORPORATION LIMITED | 32 000 226 228 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 29 May 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 36,566,644 | 156,993 |
| 4 | Total consideration paid or payable for the shares | $357,509,549 | $1,641,676 |

**Appendix 3E**
**Daily share buy-back notice**

| | Before previous day | Previous day |
|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: $11.53<br>date: 4-Nov-03<br><br>lowest price paid: $8.20<br>date: 4-Jul-03 | highest price paid: $10.46<br><br>lowest price paid: $10.40<br><br>highest price allowed under rule 7.33: $10.8045 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 6,729,183 |

## Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .............. Date: 22/3/04
(~~Director~~/Company secretary)

Print name: S J Sharpe

+ See chapter 19 for defined terms.

**Lend Lease**
CORPORATION

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

23 March 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

**Re: Stock Exchange Announcement**
**Appendix 3E - Daily Share Buyback Notice**

Attached is an Appendix 3E in relation to shares bought back on Monday 22 March 2004.

Yours faithfully

S. Sharpe

**S J SHARPE**
Company Secretary

*Rule 3.8A*

# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| LEND LEASE CORPORATION LIMITED | 32 000 226 228 |

We (the entity) give ASX the following information.

### Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 29 May 2003 |

### Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 36,723,637 | 182,189 |
| 4 | Total consideration paid or payable for the shares | $359,151,225 | $1,899,647 |

+ See chapter 19 for defined terms.

Appendix 3E
Daily share buy-back notice

| | Before previous day | Previous day |
|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: $11.53<br>date: 4-Nov-03<br><br>lowest price paid: $8.20<br>date: 4-Jul-03 | highest price paid: $10.50<br><br>lowest price paid: $10.32<br><br>highest price allowed under rule 7.33: $10.8150 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 6,546,994 |

## Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ..S. Sharpe.......... Date: 23/3/04
(~~Director~~/Company secretary)

Print name: S J Sharpe

+ See chapter 19 for defined terms.

**Lend Lease**
CORPORATION

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

24 March 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

**Re: Stock Exchange Announcement**
**Appendix 3E - Daily Share Buyback Notice**

Attached is an Appendix 3E in relation to shares bought back on Tuesday 23 March 2004.

Yours faithfully

S. Sharpe

**S J SHARPE**
Company Secretary

*Rule 3.8A*

# Appendix 3E

## Daily share buy-back notice
## (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| LEND LEASE CORPORATION LIMITED | 32 000 226 228 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 29 May 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 36,905,826 | 199,099 |
| 4 | Total consideration paid or payable for the shares | $361,050,871 | $2,060,920 |

Appendix 3E
Daily share buy-back notice

| | Before previous day | Previous day |
|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: $11.53<br>date: 04-Nov-03<br><br>lowest price paid: $8.20<br>date: 04-Jul-03 | highest price paid: $10.35<br><br>lowest price paid: $10.29<br><br>highest price allowed under rule 7.33: $10.8444 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 6,347,895 |

## Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe ........................ Date: 24/3/04
(~~Director~~/Company secretary)

Print name: S J Sharpe

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

24 March 2004

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE
www.lendlease.com

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: One (1) page

Dear Sir

**STOCK EXCHANGE ANNOUNCEMENT**

**SALE OF VALUE ENHANCEMENT FUND MANAGEMENT PLATFORM COMPLETED**

Lend Lease Corporation Limited ("Lend Lease") today announced that it had completed the sale of its Value Enhancement Fund ("VEF") management platform to an affiliate of Apollo Real Estate Management, L.P. ("Apollo") for a price of US$9.2 million (approximately A$12 million).

Lend Lease is retaining approximately US$60 million (approximately A$80 million) in co-investments in VEF III, VEF IV and VEF V. The responsibility for the remaining VEF V commitments will be transferred to the affiliate of Apollo.

The co-investments are expected to be realised in the normal course of the funds' lives.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary